Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended August 31,
	2008		2007
Net income	$1,959		$2,050
Income tax expense, net	48		26

Income before income taxes	2,007		2,076

Fixed charges
Interest expense, net	308		273
Interest portion of rent expense(a)	13		12
Capitalized interest	40		32

Total fixed charges	361		317

Fixed charges not affecting earnings
Capitalized interest	(40)		(32)

Earnings before fixed charges	$2,328		$2,361

Ratio of earnings to fixed charges	6.4	x	7.4	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.